

10033234

S. ...ISSION
Washington, D.C. 20549

SEC Mail Processing Section
DEC 28 2011
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2010 (MM/DD/YY) AND ENDING 10/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
George K. Baum & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza Colonnade, 4801 Main Street, Suite 500
(No. and Street)

Kansas City	Missouri	64112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dana L. Bjornson, CFO/EVP (816) 474-1100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

One Kansas City Place, 1200 Main Street	**Kansas City**	**Missouri**	**64105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Ch. D 1/4/12

OATH OR AFFIRMATION

I, Dana L. Bjornson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of George K. Baum & Company, as of October 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO/Executive Vice President

Title



Notary Public


LAURA J. BROOKS
Notary Public - Notary Seal
State of Missouri
Commissioned for Jackson County
My Commission Expires: July 17, 2015
Commission Number: 11114359

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Operations.
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholder's Equity.
X (f) Statement of Changes in Subordinated Liabilities.
X (g) Computation of Net Capital for Broker-Dealers Under Rule 15c3-1.
X (h) Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3.
X (I) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report. (bound under separate cover)
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent registered public accounting firm's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

This copy has been Manually signed


STATEMENT OF FINANCIAL CONDITION

George K. Baum & Company
SEC File Number: 8-47195
October 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

George K. Baum & Company

Statement of Financial Condition

October 31, 2011

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
George K. Baum & Company

We have audited the accompanying statement of financial condition of George K. Baum & Company (the Company) as of October 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of George K. Baum & Company at October 31, 2011, in conformity with U.S. generally accepted accounting principles.



Kansas City, MO
December 23, 2011

George K. Baum & Company

Statement of Financial Condition

October 31, 2011

Assets		
Cash and cash equivalents		$ 1,657,231
Receivables from customers		3,874,631
Receivables from brokers, dealers, and clearing organizations		1,494,242
Securities owned, at fair value ($7,337,755 pledged as collateral):		
U.S. government agency mortgage-backed securities	$ 3,348,879	
State and municipal obligations	39,762,865	
Corporate debt obligations	27,125	
		43,138,869
Fixed assets, net		2,506,683
Prepaids and other assets		6,469,936
		$ 59,141,592
Liabilities and stockholder's equity		
Short-term bank borrowings		$ 5,600,000
Payables to customers		950,380
Payables to brokers, dealers, and clearing organizations		15,154,075
Accrued compensation and benefits		10,249,722
Payable to affiliate		19,109
Other liabilities and accrued expenses		4,169,063
		36,142,349
Subordinated liabilities		4,707,891
Stockholder's equity		18,291,352
		$ 59,141,592

See accompanying notes.

George K. Baum & Company

Notes to Statement of Financial Condition

October 31, 2011

1. Organization

George K. Baum & Company (the Company) is a wholly owned subsidiary of George K. Baum Holdings, Inc. (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), which serves as the Company's self-regulatory organization. The Company is an underwriter of tax-exempt securities and also provides a range of investment banking services.

2. Significant Accounting Policies

Revenue Recognition

Principal transactions, commissions, and the related expenses are recorded on a trade-date basis. Underwriting revenues, net of expenses, are recorded at the time underwritings are completed. Advisory and fee income, net of expenses, is recorded when the services to be performed are completed. Any payments received in advance of the service period are recorded as unearned revenue. As of October 31, 2011, unearned revenue of $611,608 was included in other liabilities and accrued expenses in the statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with various financial institutions and investments in money market mutual funds.

Securities Owned

Securities owned are stated at fair value. Fair value generally is based on recent trade data. If no recent trade data exists, fair value is based on other relevant factors, including dealer price quotations and third-party pricing services, which take into consideration time value, liquidity, credit, and volatility factors underlying the securities.

Receivables From and Payables to Customers, Brokers, Dealers, and Clearing Organizations

Receivables from and payables to customers, brokers, dealers, and clearing organizations include amounts owed and due on securities transactions, margin lending, securities failed to deliver, securities failed to receive, and deposits with clearing organizations. Securities owned by customers, but not fully paid for, are held as collateral against the customer receivables. Such collateral is not reflected in the statement of financial condition.

2. Significant Accounting Policies (continued)

Prepaids and Other Assets

Prepaids and other assets are comprised principally of the cash value of life insurance contracts in the amount of $4,704,333 owned as an economic hedge for the Company's deferred compensation plan, loans to employees, and other receivables and prepaid expenses. The cash value of these life insurance contracts is invested in assets that directly correlate to the return on the investment options selected by the participants in the deferred compensation plan. Loans to employees are generally forgivable based on continued employment.

Fixed Assets

Fixed assets are recorded at cost and primarily consist of leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life, and furniture and equipment, which are depreciated using the straight-line method over the estimated useful lives of the assets. Fixed assets are presented net of accumulated depreciation and amortization of $2,601,806.

Income Taxes

The Parent filed an election, which was approved by the Internal Revenue Service, to be treated as an S corporation for income tax purposes effective January 1, 2007, at which time the Company filed an election to be treated as a Qualified Subchapter S Subsidiary. As an S corporation, the income tax due on the taxable income of the Company is the obligation of the shareholders of the Parent.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

2. Significant Accounting Policies (continued)

Subsequent Events

The Company has evaluated subsequent events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

Fair Value Measurements

Accounting Standards Codification (ASC) 820-10, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 also requires expanded disclosure of instruments carried on the statement of financial condition at fair value. These disclosures define a hierarchy based on the nature and observability of inputs used and require a fair valuation that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are those that market participants use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available under the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include money market mutual funds and bank certificates of deposit.

Level 2 – Valuations are based on quoted prices for identical or similar instruments in less-than-active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The observable assumptions for the valuation techniques can include contractual cash flows, benchmark yields, and credit spreads to determine fair value. The types of assets and liabilities that are categorized by the Company as Level 2 generally include U.S. government agency mortgage-backed securities and most state, municipal, and corporate obligations.

2. Significant Accounting Policies (continued)

Level 3 – Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability. The types of assets and liabilities that are categorized by the Company as Level 3 would generally include certain high-yield corporate debt and securities with inactive markets.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. See Note 8 for further discussions and disclosures related to Fair Value Measurements.

Recently Adopted Accounting Pronouncements

On November 1, 2010, the Company adopted Accounting Standards Update (ASU) 2010-06, *Improving Disclosures about Fair Value Measurements*. ASU 2010-06 requires new disclosures and clarifies existing disclosure requirements about fair value measurements as set forth in ASC 820-10. The adoption of ASU 2010-06 did not have a material effect on the Company's statement of financial condition.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The amendments in ASU 2011-04 change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. ASU 2011-04 is effective during interim and annual periods beginning after December 15, 2011. Therefore, ASU 2011-04 will be effective for the Company's fiscal year beginning November 1, 2012. Adoption of ASU 2011-04 is not expected to have a material effect on the Company's statement of financial condition.

3. Employee Benefits

The Company provides a defined contribution 401(k) profit-sharing plan for all full-time employees. The Company's matching contribution is comprised of both formula-based and discretionary amounts.

Certain employees participate in a deferred compensation plan offered by the Company. Participants voluntarily defer a portion of their compensation, which is invested in a variety of approved investments for a minimum period of five years.

4. Lease Obligations

The Company is obligated to pay rent for office space under noncancelable operating leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Rent is expensed on a straight-line basis over the term of the respective leases. Expected minimum annual rental payments for the years ending October 31 are as follows:

Minimum Annual Rental Payments	
2012	$ 2,631,495
2013	2,303,377
2014	2,093,696
2015	1,353,851
2016	1,070,970
Thereafter	3,258,346
	$ 12,711,735

5. Commitments and Contingencies

The Company is a party to certain financial instruments and contracts with off-balance-sheet risk in the normal course of principal trading, securities underwriting, and clearance of securities transactions. These financial instruments involve elements of market risk whose ultimate obligation may exceed the amount recognized in the statement of financial condition.

As a securities broker-dealer, the Company maintains margin and cash security accounts for its customers and may extend credit to its customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

The Company seeks to minimize off-balance-sheet risks and credit risks through a variety of reporting and control procedures. Among the policies of the Company to address these risks, besides maintaining collateral in compliance with regulatory and internal requirements, are the setting and monitoring of credit limits for customers and other brokers with which it conducts significant transactions and ongoing monitoring of market exposure and counterparty risk.

In the ordinary course of business, the Company is involved, from time to time, in investigations and reviews by government agencies and its self-regulatory organization regarding the Company's business. These reviews do not currently involve any actual or threatened direct claims against the Company. Also, the Company is one of over 30 securities dealers and other financial institutions that have been named as defendants in lawsuits brought by certain municipal issuers for the benefit of a yet-to-be-determined class of municipal issuers seeking indeterminate damages. The lawsuits allege improper pricing and bidding procedures in the municipal derivatives industry. As the plaintiffs have not been clients of the Company and no class has been certified at this early stage, the Company cannot determine the probability of a material adverse result or reasonably estimate a range of potential exposure.

6. Short-Term Bank Borrowings

In the ordinary course of business, the Company borrows funds under bank uncommitted lines of credit. Short-term borrowings are secured by Company-owned securities and are payable on demand. Interest is charged at fluctuating rates tied to the daily federal funds rate. Under these lines of credit, the Company had outstanding borrowings at October 31, 2011 of $5,600,000.

7. Subordinated Liabilities

The Company has subordinated liabilities of $4,707,891 at October 31, 2011, which represents a portion of the Company's total deferred compensation plan liability of $4,710,554. The subordination agreements have been approved by the Company's designated self-regulatory organization and therefore are allowable in the computation of net capital under the Securities and Exchange Commission (SEC) rules. The subordinated liabilities are secondary to the claims of all other creditors, and to the extent these liabilities are necessary for the Company's continued compliance with minimum net capital requirements, they may not be paid out.

8. Fair Value of Financial Instruments

The following table presents information about the Company's financial instruments measured at fair value in accordance with ASC 820-10, as of October 31, 2011:

	Level 1	Level 2	Level 3	Total
Securities owned:				
U.S. government agency mortgage-backed securities	$ –	$ 3,348,879	$ –	$ 3,348,879
State and municipal obligations	–	39,762,865	–	39,762,865
Corporate debt obligations	–	27,125	–	27,125
Total assets	$ –	$ 43,138,869	$ –	$ 43,138,869

There were no transfers of assets or liabilities between levels for the year ended October 31, 2011. There were no purchases or sales of Level 3 assets or liabilities for the year ended October 31, 2011.

The fair value of all other financial instruments reflected in the statement of financial condition, consisting primarily of receivables from and payables to broker dealers, clearing organizations and customers, cash value of life insurance owned, short-term bank borrowings, and subordinated liabilities approximate their carrying value.

9. Related-Party Transactions

The Company performs certain administrative services for affiliated entities for which it receives a monthly cost reimbursement.

George K. Baum Advisors LLC (Advisors) provides services for certain clients of the Company. The Company has a payable to Advisors of $19,109 for these services as of October 31, 2011.

10. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000.

At October 31, 2011, the Company had net capital of $17,640,744, which was $17,390,744 in excess of the required net capital.

Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC and other regulatory bodies.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 141,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.





George K. Baum & Company

INVESTMENT BANKERS SINCE 1928

VIA Overnight Delivery

December 27, 2011

SEC Mail Processing
Section

DEC 28 2011

Washington, DC
110

Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

As required by SEC Rule 17a-5, enclosed please find our Year End Financial Statements which we request be filed as confidential , as well as our Year End Statement of Financial Condition for George K Baum & Company's fiscal year ending October 31, 2011.

Also enclosed is a copy of the Firm's Form SIPC 7 and the related Report of Independent Registered Accounting Firm on Applying Agreed-Upon Procedures for the Form SIPC 7 as required to be filed by Rule 17a-5(e)(4).

Please call me at 816-283-5240 if you have any questions.

Sincerely,

Dana L Bjornson
Chief Financial Officer

DB:ljb

Enclosures

4801 Main Street Suite 500 Kansas City, Missouri 64112 816.474.1100



George K. Baum & Company
INVESTMENT BANKERS SINCE 1928

December 27, 2011

Securities Investor Protection Corporation
Attn: Membership
805 Fifteenth Street, N.W., Suite 800
Washington, D.C. 20005-2215

Re: FORM SIPC 7 & Auditors Report

Dear Sirs:

Enclosed please find our Auditors Report of Independent Accountants on Applying Agreed Upon Procedures for the Form SIPC 7 as required by Rule 17a-f(e)(4) of the Securities Exchange Act of 1934. We recently sent you the Form SIPC 7 together with the appropriate payment, a copy of which is attached.

Please call if you have any questions.

Sincerely,

Dana L. Bjornson
EVP & Chief Financial Officer

Cc: Xiomara Marroquin, FINRA
Securities & Exchange Commission – Washington D.C.
Securities & Exchange Commission – Chicago Regional Office

4801 Main Street Suite 500 Kansas City, Missouri 64112 816.474.1100

Ernst & Young

Ernst & Young LLP
One Kansas City Place
Suite 2500
1200 Main Street
Kansas City, MO 64105-2143

Tel: +1 816 474 5200
Fax: +1 816 480 5555
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors and Stockholder
George K. Baum & Company

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and Stockholder of George K. Baum & Company, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, Inc., in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating George K. Baum & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended October 31, 2011. George K. Baum & Company's management is responsible for George K. Baum & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, which included copies of the checks mailed to the SIPC, noting no findings

2. Compared the amounts reported on schedules derived from the FOCUS reports for the fiscal year ended October 31, 2011, with the amounts reported in Form SIPC-7 for the fiscal year ended October 31, 2011, noting no findings

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no findings

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no findings

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended October 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

December 27, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ____________, 20____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-047195 FINRA OCT 6/7/1994
GEORGE K BAUM & COMPANY
4801 MAIN ST STE 500
KANSAS CITY, MO 64112

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 127,227.35

B. Less payment made with SIPC-6 filed (exclude interest) (69,736.69)

5/18/11
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 57,490.66

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 57,490.66

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 57,490.66

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

George K. Baum & Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

EVP
(Title)

Dated the 27th day of December, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning NOV 1, 2010
and ending OCT 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 50,078,352
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	933,315
(7) Net loss from securities in investment accounts.	—
Total additions	933,315
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit *investment trust, from the sale of variable annuities, from the business of insurance, from investment* advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	20,462
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	46,487
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 49,948	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 53,779	
Enter the greater of line (i) or (ii)	53,779
Total deductions	120,728
2d. SIPC Net Operating Revenues	$ 50,890,939
2e. General Assessment @ .0025	$ 127,227.35

(to page 1, line 2.A.)

126899 Check No. 126999

George K. Baum & Company
INVESTMENT BANKERS
4801 MAIN STREET
KANSAS CITY, MO 64112
(816) 474-1100

Vendor # 779494

SECURITIES INVESTOR
PROTECTION CORPORATION

THE ATTACHED CHECK IS IN PAYMENT OF ITEMS DESCRIBED BELOW. IF NOT CORRECT, PLEASE NOTIFY US PROMPTLY.

DATE	INVOICE #	DESCRIPTION	NET AMOUNT
12/27/11	122711REQ	8-047195 FY11-G	57490.66
		TOTAL:	57490.66

FOR SECURITY PURPOSES THE FACE OF THIS DOCUMENT CONTAINS A TWO TONED COLORED BACKGROUND AND MICROPRINTING IN THE BORDER

George K. Baum & Company

INVESTMENT BANKERS
4801 MAIN STREET
KANSAS CITY, MO 64112
(816) 474-1100

BANK OF AMERICA, N.A.
KANSAS CITY, MISSOURI

779494

126999

DATE 12/27/11

AMOUNT *****57490.66

FIFTY-SEVEN THOUSAND FOUR HUNDRED NINETY AND 66/100--------------------

George K. Baum & Company

PAY TO THE ORDER OF SECURITIES INVESTOR PROTECTION CORPORATION


SIGNER


CO-SIGNER

VOID VOID VOID

 SECURITY FEATURES INCLUDED. DETAILS ON BACK 